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14048579

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SECURITI 14048579 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Execution Access, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Venu Palaparthi (212)401-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, Venu Palaparthi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Execution Access, LLC, as of Dec 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1. 2016

[signature]
Signature

Chief Executive Officer
Title

Leonard B. Comberiate
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Execution Access, LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

Execution Access, LLC

Statement of Financial Condition

December 31, 2013

Contents

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member
Execution Access, LLC

We have audited the accompanying statement of financial condition of Execution Access, LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Execution Access, LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2014

Execution Access, LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 54,698,642
Accounts receivable, net of allowance of $10,322	2,276,499
Deposits with clearing broker	19,000,000
Deferred tax assets	409,315
Total assets	$ 76,384,456
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 351,241
Accrued compensation and benefit costs	935,962
Deferred revenues	333,333
Payables to affiliates, net	10,925,995
Total liabilities	12,546,531
Member's equity	63,837,925
Total liabilities and member's equity	$ 76,384,456

See accompanying notes to the statement of financial condition.

1. Organization and Description of the Business

Execution Access, LLC (the "Company") is a wholly owned subsidiary of FTEN, Inc. ("FTEN"), a wholly owned subsidiary of The NASDAQ OMX Group, Inc. ("NASDAQ OMX" or "Parent"). Prior to June 28, 2013, the Company was a limited purpose non-trading broker dealer. On June 27, 2013, Execution Access received approval from the Financial Industry Regulatory Authority ("FINRA") to become a U.S. Government Broker and to offer or engage in on-line trading electronic trading in U.S. Treasury Securities for its clients.

On June 28, 2013, NASDAQ OMX acquired from BGC Partners, Inc. and certain of its affiliates ("BGC"), certain assets and assumed certain liabilities, including 100% of the equity interests in eSpeed Technology Services, L.P., eSpeed Technology Services Holdings, LLC, Kleos Managed Services, L.P. and Kleos Managed Services Holdings, LLC; the eSpeed brand name; various assets comprising the fully electronic portion of BGC's benchmark U.S. Treasury brokerage ("eSpeed"), market data and co-location service businesses for $1.2 billion ("Acquisition").

Following the Acquisition of eSpeed on June 28, 2013, Execution Access began operating eSpeed on July 1, 2013. The Company's primary business is providing electronic agency brokerage for benchmark U.S. Treasuries. The Company clears and settles all transactions that occur on eSpeed through a fully disclosed clearing arrangement with Cantor Fitzgerald & Co. ("CF&Co").

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is also registered as a broker-dealer in 22 states, which includes the state of New York, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Massachusetts, Michigan, Minnesota, North Carolina, New Jersey, Nevada, Ohio, Pennsylvania, South Carolina, Texas, Virgin Islands, Washington and Wisconsin. The Company is subject to regulation by the SEC, FINRA, and the state securities regulators in the aforementioned states. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash

The Company's cash is held by Wells Fargo Bank, N.A., ("Wells Fargo") in a non-interest-bearing account.

Deposits With Clearing Organizations

The Company maintains two clearing deposits with CF&Co, including a $4 million clearing deposit and a $15 million deposit for CF&Co to satisfy through the Fixed Income Clearing Corporation ("FICC") margin requests attributable to activity on eSpeed. If the FICC margin requirement exceeds $15 million, the Company has an obligation to transmit additional amounts to satisfy the margin requirement to CF&Co.

Accounts Receivable, net

Receivables represent commissions earned from executed transactions and are concentrated with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. The reserve for bad debts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors, including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, we review the reserve for

2. Summary of Significant Accounting Policies (continued)

bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. The total reserve netted against receivables in the Statement of Financial Condition was $10,322 as of December 31, 2013.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the statement of financial condition carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition. Interest and penalties related to income tax matters are recognized in income tax expense.

At December 31, 2013, the Company has accrued no interest or penalties related to income tax matters.

3. Related-Party Transactions

Pursuant to an agreement between the Company and The Nasdaq Stock Market LLC ("Nasdaq") dated January 1, 2011 (the "Services Agreement"), the Company agreed to pay Nasdaq a monthly fee for support services, including, but not limited to, finance administration, human resources, technology and management support provided by Nasdaq to the Company.

3. Related-Party Transactions (continued)

Effective July 1, 2013, in connection with the acquisition of eSpeed, the Company and Nasdaq amended this agreement and reviewed the support services being provided. The Company agreed to pay Nasdaq a monthly fee beginning July 1, 2013 for business management and direct financial support services.

For the year ended December 31, 2013, the Company was also charged by NASDAQ OMX for additional support services under the Intra-group Services Agreement. This agreement covers additional costs for personnel support.

Certain expenses of the Company are settled on its behalf by the Parent. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to affiliates. At December 31, 2013, $10,925,995 was recorded as a net payable to affiliate on the statement of financial condition.

All affiliates are ultimately wholly-owned by NASDAQ OMX. It is the intent and ability of management to settle all intercompany balances between NASDAQ OMX, its wholly-owned subsidiaries, such as the Company, on a net basis, as NASDAQ OMX serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are expected to be cash settled on a periodic basis. The Company records all transactions to and from affiliates subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ OMX.

In connection with the acquisition of eSpeed, a cash capital contribution of $48,000,000 was made to satisfy the clearing deposit and FICC margin requirements and to maintain adequate excess net capital. Also, the Parent contributed $2,310,566 million of tangible net assets acquired from eSpeed to Execution Access. No intangible assets or goodwill acquired in the acquisition were pushed down to the Company.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. For income tax purposes, the Company is disregarded as an entity separate from its owner, FTEN, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a separate tax payer.

4. Income Taxes (continued)

As of December 31, 2013, the net deferred tax asset balance is $409,315. This amount primarily relates to the incentive compensation. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

The Company has determined that there are no uncertain tax positions as of December 31, 2013.

For periods after December 23, 2010, the Company's operating results are included in the federal and state income tax returns filed by NASDAQ OMX. NASDAQ OMX and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. The NASDAQ OMX's federal return for the year 2010 is currently under audit by the Internal Revenue Service and is subject to examination for 2011 and 2012. NASDAQ OMX is also subject to audit by the respective state tax authorities for years 2008 through 2012. For the periods prior to December 23, 2010, the Company's operating results were included in the federal and state income tax returns filed by FTEN. FTEN's operating federal income tax returns for the years 2009 through 2010 are subject to examination by the Internal Revenue Service and state and local returns are subject to audits by the respective state tax authorities for years 2008 through 2010.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $43,285,401, which was $42,448,965 in excess of its required net capital, as of December 31, 2013, of $836,436.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i). The Company does not carry nor maintain customer accounts and does not otherwise hold funds or securities of customers.

6. Commitments and Contingent Liabilities

Brokerage Activities

Some of the trading activity in Execution Access is cleared by CF&Co through the FICC and the balance is cleared non-FICC. Execution Access assumes the counterparty risk of clients that do not clear through FICC. Counterparty risk of clients exists for Execution Access between the trade date and the settlement date of the individual transactions, which is typically one business day. All of Execution Access' obligations under the clearing arrangement with CF&Co are guaranteed by NASDAQ OMX. Some of the non-FICC counterparties are required to post collateral with CF&Co, provide principal letters, or other forms of credit enhancement to Execution Access for the purpose of deferring counterparty risk.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, Self Regulatory Organizations ("SRO"), and state securities commissions may conduct administrative proceedings, which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees.

All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

7. Risks and Uncertainties

Cash is held by one financial institution, Wells Fargo. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by Wells Fargo to be delayed or limited. The Company monitors its risk by monitoring the credit quality of Wells Fargo and its subsidiaries.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with CF&Co. The deposits with CF&Co. are not held in accounts insured by the FDIC or any other bank regulator.

8. Fair Value of Financial Instruments

The Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the statement of financial condition for cash, accounts receivables, net, deposits with clearing organizations, and deferred tax assets approximate fair value due to the short-term nature of these assets. The Company's liabilities, which include accrued compensation and benefit costs, deferred revenues, accounts payable and accrued expenses, and payables to affiliate, net, are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

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